

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2015

Via E-mail
Chris A. Choate
Executive Vice President and Chief Financial Officer
AFS Sensub Corp.
2265B Renaissance Drive, Suite 17
Las Vegas, Nevada 89119

> **Re:** **AmeriCredit Automobile Receivables Trust 2012-1**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-170231-05**
>
> **AmeriCredit Automobile Receivables Trust 2012-2**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-170231-06**
>
> **AmeriCredit Automobile Receivables Trust 2012-3**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-170231-07**
>
> **AmeriCredit Automobile Receivables Trust 2012-4**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-170231-08**
>
> **AmeriCredit Automobile Receivables Trust 2013-5**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-170231-14**
>
> **AmeriCredit Automobile Receivables Trust 2014-2**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-170231-16**

Dear Mr. Choate:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Ellen Billings, GM Financial
        Trey Brown, GM Financial